SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Estimated Decrease in Annual Results of 2011	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 20 January 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Price-sensitive Information/

Overseas Regulatory Announcement

Announcement on Estimated Decrease in Annual Results of 2011

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2011 to 31 December 2011

(2)	Estimated results: based on the preliminary estimates by the Finance Department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), net profit attributable to equity shareholders of the Company for 2011 of the Company and its subsidiaries (the “Group”) is expected to decline by 50%-70% as compared to the corresponding period of the previous year. Detailed figures will be disclosed in the 2011 annual report of the Company.

(3)	The estimated results have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year

	Under the China Accounting Standards and System	Under the International Financial Reporting Standards
Net profit attributable to equity shareholders of the Company (RMB’000)	2,703,734	2,771,646
Earnings per share (RMB per share)	0.376	0.385

3.	Reasons

In 2011, the Company’s operation costs increased due to higher international crude oil price which fluctuated at high level, while the domestic prices for refined oil products were not adjusted in an adequate and timely manner. Particularly, since the fourth quarter of 2011, the weaker demand for petrochemical products, decline in their prices and intensified competition resulted in a significant decline in the 2011 annual results of the Group as compared to the corresponding period of the previous year. The annual results are expected to decline by 50%-70% year-on-year.

Investors are advised to pay attention to the investment risks.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 18 January 2012

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

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